Exhibit 21.1
Jack Henry and Associates, Inc. Subsidiaries

Name	State/Country of Incorporation

Jack Henry & Associates, Inc.	Delaware

Jack Henry Services, Inc.	Texas

Jack Henry Systems, Inc.	Texas

Jack Henry Software/Commlink, Inc.	Texas

Symitar Systems, Inc.	California

Check Collect, Inc.	Texas

Gladiator Technology Services, Inc.	Georgia

Audiotel Corporation	Texas

Jack Henry International, Ltd.	U.S. Virgin Islands